UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1 )

Alarm.com Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

011642105
(CUSIP Number)

James E. Stevenson, Jr.
ABS Capital Partners
400 East Pratt Street, Ste. 910
Baltimore, Maryland 21202
  (410) 246-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

November 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	011642105	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

ABS Capital Partners V Trust

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐ (1)

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

9,337,646

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

9,337,646

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,337,646

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

20.3% (2)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1) This Schedule 13D is filed by ABS Capital Partners V Trust ("ABS Trust"), which directly holds 9,337,646 shares. ABS Capital Partners Inc. is the trustee ("Trustee" and together with ABS Trust, the "Reporting Persons") of ABS Trust and, as such, shares voting and dispositive power over the shares held by ABS Trust.

(2) This percentage is calculated based on 45,974,317 shares of the Issuer's Common Stock reported to be outstanding as of November 3, 2016 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP NO.	011642105	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

ABS Capital Partners, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐ (1)

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

9,337,646

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

9,337,646

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,337,646

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

20.3% (2)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1) This Schedule 13D is filed by ABS Capital Partners V Trust ("ABS Trust"), which directly holds 11,337,646 shares. ABS Capital Partners Inc. is the trustee ("Trustee" and together with ABS Trust, the "Reporting Persons") of ABS Trust and, as such, shares voting and dispositive power over the shares held by ABS Trust.

(2) This percentage is calculated based on 45,633,044 shares of the Issuer's Common Stock reported to be outstanding as of August 3, 2016 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, as filed with the Securities and Exchange Commission on August 15, 2016.

EXPLANATORY NOTE

ABS Capital Partners V Trust, a Delaware trust, and ABS Capital Partners, Inc., a Maryland corporation (together, the "Reporting Persons") filed a Schedule 13G on February 16, 2016, as their initial beneficial ownership filing to report their beneficial ownership of the shares of common stock of the Issuer (as defined below) as of December 31, 2015.  The Reporting Persons thereafter filed a Schedule 13D on September 23, 2016 (the "Schedule 13D") to update the information set forth in the previously-filed Schedule 13G.  This Amendment No. 1 amends and supplements the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 4.       Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:
As described in Item 5(c), on November 15, 2016 and November 16, 2016, the Associated Persons sold the number of shares set forth in Appendix 2, and on November 28, 2016, ABS Trust distributed 2,000,000 shares of the Issuer's Common Stock on a pro rata basis, for no consideration, to ABS Trust's beneficiaries, including the Associated Persons.

Item 5.       Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is amended and restated as follows:
 (a)-(b)  As of the date hereof, the Reporting Persons beneficially own 9,337,646 shares of the Issuer's Common Stock, which represent approximately 20.3% of the Issuer's Common Stock outstanding, calculated based on 45,974,317 shares of the Issuer's Common Stock reported to be outstanding as of November 3, 2016 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016. Each of the Reporting Persons has shared voting and dispositive power over the Shares.
Each Associated Person's beneficial ownership of the Issuer's Common Stock as of the date of this filing is as set forth in Appendix 2. Each Associated Person has sole voting and dispositive power over all of his shares of the Issuer's Common Stock.
(c)  On November 15, 2016 and November 16, 2016, the Associated Persons sold the number of shares of the Issuer's Common Stock set forth in Appendix 2 in open market sales at an average price per share of $29.37. On November 28, 2016, the ABS Trust distributed 2,000,000 shares of the Issuer's Common Stock on a pro rata basis to its beneficiaries. In the distribution, each Associated Person received the number of shares set forth in Appendix 2.
(d)  Not applicable.
(e)  Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 2016

ABS Capital Partners V Trust

By:	ABS Capital Partners, Inc., its Trustee

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr., Director

ABS Capital Partners, Inc.

By:	/s/ James E. Stevenson, Jr.
James E. Stevenson, Jr., Director

Appendix 2 is amended and restated as follows:
APPENDIX 2
TRANSACTIONS AND BENEFICIAL OWNERSHIP OF ASSOCIATED PERSONS

		Number of Shares
Name	Sold on November 15, 2016	Sold on November 16, 2016	Received in November 28, 2016 Distribution	Beneficial Ownership as of December 1, 2016

Donald B. Hebb, Jr.	72,460	35,238	71,798	71,798

Phillip A. Clough	58,673	28,534	64,805	64,805

John D. Stobo, Jr.	31,145	15,147	31,361	31,361